BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

August 20, 2015

VIA EDGAR

Craig D. Wilson, Senior Assistant Chief Accountant

Joyce Sweeney, Staff Accountant

Barbara C. Jacobs, Assistant Director

Ji Shin, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Baidu, Inc. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2014 (the “2014 20-F”)
Filed March 27, 2015
File No. 000-51469

Ladies and Gentlemen:

This letter sets forth the Company’s response to the comments contained in the letter dated August 6, 2015 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2014 20-F. The “Company” is used in this letter to refer to Baidu, Inc., its subsidiaries, and its consolidated affiliated PRC entities. The comments are repeated below and followed by the response thereto.

Form 20-F for the Fiscal Year Ended December 31, 2014

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Results of Operations, page 84

1.	We note your response to prior comment 1 and your representations regarding the main drivers of the operating margin change throughout 2014. Your Risk Factors disclose on page 16 that you rely on your Baidu Union members for a significant portion of your revenues and are critical to future revenue growth. While your response clarifies the Union business is integrated using the same infrastructure as the Baidu properties, there is an additional cost incurred related to this revenue stream. Your disclosure quantifies the amount of TAC related to Union members, but does not provide a point of reference as to how much of the revenues earned are attributable to the Union business or provide transparency as to any trends or changes in the relative proportion of Union member revenues relative to TAC. Additionally, your disclosure does not provide a clear indication as to the significance of your Union business to the company’s overall operations or the contribution of the Union business to revenue fluctuations. As previously requested, please tell us the amount or percentage of revenues generated through Union members for each of the periods presented. If there were significant variances in the relative revenue contribution from Union members or the revenue share ratios for the periods presented, please describe for us the factors contributing to such fluctuations.

In response to the Staff’s comment, the Company is supplementally providing (under a separate cover letter) information responsive to the Staff’s request about the percentage of revenues generated through Union members for each of the three years presented in the 2014 20-F. The letter and the information itself constitute confidential information of the Company.

As supplementally submitted to the Staff, the Company believes that there were no significant variances in the revenue contribution from Union business. However, the Company will monitor if the trend of revenue generated through Baidu Union would alter its relationship with customers and Union member. The Company will quantitatively disclose the revenue contribution of Union business in our future filings should such trend or indicator discussed above take place in the future.

As previously submitted to the Staff in its previous responses to the Staff’s comments on the 2014 20-F, the Company considers the average revenue share and the range of revenue share ratios, which can be easily derived from the amount of revenues generated from Baidu Union members, if disclosed, to be highly sensitive and confidential commercial information. The Company continues to believe that disclosure of the amount or percentage of revenues generated through Union members would not provide additional meaningful insights to investors and would potentially bring downside to the Company’s business.

Operating Costs and Expenses

Selling, General and Administrative Expenses, page 79

2.	We note your statements in the earnings calls for the second and third quarters of 2014 that you will continue to invest in the pre-installation on handsets and that in 2013, a majority of the marketing expenses were related to pre-installations. Please tell us what consideration you have given to disclosing the costs associated with pre-installations and tell us on a supplemental basis the amount of these costs for the periods presented.

In response to the Staff’s comment, in the context of the earnings call for the second and third quarters of 2014, when discussing selling and marketing expense for mobile products, the Company described, except people-related cost, pre-installation as one of the three marketing and promotional areas, instead of the major component of marketing expense in 2013. As mobile internet developed rapidly in 2014, users became more and more reliant on the Company’s mobile products so that the percentage of spending in pre-installation on overall marketing and promotion expense slightly declined in 2014.

In light of the facts above, on Page 85 of the 2014 20-F under the heading “Year Ended December 31, 2014 Compared to Year Ended December 31, 2013,” the Company has disclosed that the increase of marketing and promotion expenses in 2014 was “primarily due to the increased marketing and promotion activities relating to our mobile products.”

In light of the above, the Company believes quantifying the expenses associated with pre-installations, one temporary marketing channel in a fast moving environment, would not provide investors additional meaningful information or be material to investors in making a decision whether to invest in the Company, and therefore no further disclosure would be necessary.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Cost of Revenues, page F-24

3.	You disclose that traffic acquisition costs are payments primarily based on revenue sharing arrangements under which the company pays its Baidu Union members and other business partners a percentage of the fees it earns from its online marketing customers. On page 85 you disclose that the increase in traffic acquisition costs in 2014 mainly reflected the increased contribution of contextual ads, Baidu Union promotion and Hao123 promotions through your network. Please describe for us the nature of these promotions and explain why these costs are presented within traffic acquisition costs. Tell us what consideration was given to disclosing the accounting principles, judgments, nature and types of cost associated with traffic acquisition costs as an accounting policy disclosure pursuant to ASC 235-10-50-3.b.

The Company respectfully advises the Staff that the contextual ads, Baidu Union promotion and Hao123 referenced on page 85 of the 2014 20-F are the names for three different types of online marketing products for customers offered by the Company. It did not mean promotion of the Company’s products. These three online marketing products, through Baidu Union properties, generate revenue to the Company, and accordingly, the Company pays a percentage of the revenue it earns as traffic acquisition costs.

The Company respectfully advises the Staff that it has disclosed the accounting principles, judgments, nature and types of cost associated with traffic acquisition costs in accordance with ASC 235-10-50-3.b. on page F-25 of the 2014 20-F.

*        *        *

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2014 20-F, please contact the undersigned at +86 10 5992-8999 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom at +852 3740-4863.

Very truly yours,

/s/ Jennifer Xinzhe Li
Jennifer Xinzhe Li
Chief Financial Officer

cc:	Robin Yanhong Li, Chairman and Chief Executive Officer, Baidu, Inc.
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
KC Yau, Partner, Ernst & Young Hua Ming LLP

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